

Mail Stop 4628

February 5, 2016

Via E-Mail
Mr. Ward H. Dickson
Chief Financial Officer
WestRock Company
504 Thrasher Street
Norcross, Georgia 30071

>   **Re: WestRock Company**
>   **Form 10-K for the Fiscal Year ended September 30, 2015**
>   **Filed November 27, 2015**
>   **File No. 001-37484**

Dear Mr. Dickson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended September 30, 2015

Financial Statements

Note 19 – Segment Information, page 108

1.   We note disclosure indicating that subsequent to your recent merger, you aligned your financial results in four reportable segments: corrugated packaging, consumer packaging, specialty chemicals, and land and development.

Your indicate the corrugated packaging segment consists of corrugated mill and packaging operations, as well as your recycling operations; while the consumer packaging segment consists of consumer mills, folding carton, beverage, merchandising displays, home, health and beauty dispensing, and partition operations.

Please clarify the extent to which your various operations, mills and products represent operating segments that have been aggregated in your corrugated packaging and consumer packaging reportable segments; and submit the analysis that you performed in concluding aggregation of each of the operating segments would be consistent with the criteria in FASB ASC paragraph 280-10-50-11.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeannette Wong, Staff Accountant, at (202) 551-2137 or John Cannarella, Staff Accountant, at (202) 551-3337 if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief
Office of Natural Resources